Addendum to the
Tenancy agreement dated 27.07/09.08.1995

Between
the Co. Erwin Mair KG, Nederlinger Str. 11, Munich
represented by its general partner
- hereinafter referred to as the Landlord –
and

the Co. SBS Technologies GmbH & Co. KG, Memminger Str. 14, 86165 Augsburg
represented by its director
- hereinafter referred to as the Tenant or SBS -

with regard to different areas of the property located in Augsburg, Memminger Str. 14, the following is agreed upon as an addendum to the tenancy agreement entered into by the parties on 27.07/09.08.1995 including its addenda:

I. Extension of the current rental term

The existing tenancy shall be extended by five more years, thus ending on 31st Jan. 2011. The Tenant shall make no use of his existing right of termination as of 31st Jan. 2006.

II. Extension of the rented property

1.

In addition to the areas the Tenant has rented so far, the rented property shall be extended by the following areas, which the Landlord shall complete as soon as possible, at the latest by 1st July 2005, as an office annex:

- basement of about 250 sq. m.
  surfaces free of dust, lighting by roof-lights and electric lighting (surface-mounted light fixtures, non-dazzling), thermostated (frost-free), division of the rooms according to the Tenant's concept (dry mortarless construction walls, painted)
- ground floor and upper floor of about 250 sq. m. each:
  stone floor with conductive linoleum (according to ESD-requirements), very good lighting by windows with usual height of chest and electrical office lightning (surface-mounted light fixtures), thermostated to be used as offices (at least 20°C), separate sanitary facilities for ladies and gentlemen on each floor, parapet channels for elect. power supply, telephone and EDP cabling, division of the rooms according to the SBS's concept (dry mortarless construction walls, painted)
  In addition to a staircase, an elevator is required (each floor), suitable for the elevation of pallets. On all of the floors, forklift trucks can circulate. The height of the rooms and the level of the ground floor shall be adapted to the level of the existing office building; on each of the three floors (basement, ground floor and upper floor), a connection shall be established between the existing and the new office building.

2.

The rent of the additional areas mentioned in the preceding article shall be:
Basement: 2.50 € per sq. m. per month plus additional charges
Ground floor: 6.40 € per sq. m. per month plus additional charges
Upper floor: 6.40 € per sq. m. per month plus additional charges

To these amounts, the respectively legal turnover tax of currently 16% has to be added. This additional rent shall be due for payment as of the delivery of the additional areas.

III. Further obligations of the Landlord

The Landlord undertakes to carry out <u>at his expenses</u> the following renovation measures as regards the outdoor facilities:

- By 30th June 2005 at the latest: in the area of deliveries, the level of the court shall be lifted by means of a rising platform in order to enable the smooth delivery of small trucks and transportation cars at the ramp; the area of the loading ramp shall be covered by a roof ensuring at any time delivery in dry conditions; in this connection, a draft lobby has to be provided (heavy rain, snow, etc.)
- By 31st July 2005 at the latest: the parking area has to be transformed, creating a <u>considerably</u> larger number of parking lots as those existing <u>at present</u>, the partially loose base shall be replaced by a homogenous, solid base.
- By 30th June 2005 at the latest: a shelter shall be established for the bikes of SBS' employees (for about 40 bikes)
- By 30th June 2005 at the latest: a housing shall be established for the garbage containers
- By 30th June 2005 at the latest: in particular areas, the vegetation shall be replaced after consultation of SBS (in particular the area in front of the existing office building)

2.

The Landlord undertakes to carry out <u>at his expenses</u> the following renovation measures as regards the existing building by 30th June 2005 at the latest:

- renovation/transformation of the entry hall, concept according to consultation of architect and SBS
- renovation/transformation of the roofing of the entry and the external entry area

3.

The Landlord shall consult SBS as far as the planning and development of the office annex and the outdoor facilities are concerned. The changes of the planning respectively agreed upon between the parties to be put down in writing in a protocol and to be signed by both parties shall be decisive for the respective development.

IV. Contract penalty / right to withdraw

1.

In case the Landlord does not complete the annexes mentioned under II by 30th June 2005 for reasons he is answerable for, he undertakes to pay for each <u>commenced</u> month of the delay of completion a contract penalty amounting to half of the current net monthly rent; to the extent the delayed completion takes place after the 30th September 2005, the contract penalty shall amount to ¾ of the current net rent for each month.

2.

In case the annexes mentioned under II are not ready for occupation until 30th September 2005, the Tenant shall in addition be entitled to an extraordinary right to terminate which can be exercised until 31st October 2005. The Tenant shall be free to exercise the said right with or without notice period, in the event of a notice period, it shall not exceed 13 months ending at the end of the month.

<center>3.</center>

Any further claims for damages of the Tenant on account of delayed completion shall be excluded.

<center>4.</center>

<u>The off-setting of SBS's claims for contractual penalty against the Landlord's claims for rent shall be admissible.</u>

V. Other contractual conditions

<center>1.</center>

§ 4 para 2 of the Tenancy agreement dated 27.07/09.08.1995 is cancelled.

<center>2.</center>

As to the rest, the following shall apply: unless otherwise provided for in the present agreement, the initial Tenancy agreement dated 27.07/09.08.1995 including its addenda shall remain in force without any changes.

VI. Suspensive condition

<center>1.</center>

The addendum of today shall be subject to the suspensive condition that the building license for the annexes to be constructed according to II. will be granted by the competent building authority by 28th February 2005 at the latest.

<center>2.</center>

In case the preceding condition is not fulfilled and the building license is not granted by <u>28th February 2005 at the latest</u>, the tenancy existing between the parties shall end on 31st January 2006. <u>The Landlord undertakes to immediately inform the Tenant upon the obtainment or the refusal of the building license</u>. In this case, an option right shall be granted to the Tenant to extend the Tenancy agreement beyond this date according to the terms of the initial Tenancy agreement dated 27.07/09.08.1995 including its addenda. This option right shall be exercised by 31st May 2005 at the latest. In the event of the exercise of the option <u>and the extension of the Tenancy agreement of at least three years beyond 31st Jan. 2006</u>, the Landlord's obligations mentioned under III. shall continue to exist, provided that the period for the completion of the rising platform shall end on 30th June 2005 and the period for the completion of the other measures shall end on 30th Sep. 2005.

Munich, this	Augsburg, this
September 14, 2004	September 14, 2004
Erwin Mair KG	
- Landlord -	- Tenant -
represented by:	represented by:
/S/ Erwin Mair	/S/ Adrian Bernhard
/S/ Isabell Müller	